April 21, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Annuity Investors Variable Account C
Pre-Effective Amendment No. 1 to Registration Statement on Form N-4
Files Nos. 333-148940; 811-21095 (TotalGroup)
Commissioners:
Pursuant to Rule 461 under the Securities Act of 1933, Annuity Investors Life Insurance Company (the “Company”), on its own behalf and on behalf of Annuity Investors Variable Account C hereby requests that Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-4 be accelerated and declared effective on April 29, 2008, or as soon thereafter as is reasonably practicable.
In connection with the submission of the Company’s request for accelerated effectiveness, the Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Annuity Investors Life Insurance Company
By:	/s/ John P. Gruber
John P. Gruber, Senior Vice President,
General Counsel and Secretary

Annuity Investors Variable Account C

By:	Annuity Investors Life Insurance Company

By:	/s/ John P. Gruber John P. Gruber, Senior Vice President,
General Counsel and Secretary

April 21, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Annuity Investors Variable Account C
Pre-Effective Amendment No. 1 to Registration Statement on Form N-4
Files Nos. 333-148940; 811-21095 (TotalGroup)
Commissioners:
Pursuant to Rule 461 under the Securities Act of 1933, Great American Advisors, Inc., principal underwriter for the above-referenced variable annuity contract, hereby requests that the above-referenced Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-4 be accelerated and declared effective on April 29, 2008, or as soon thereafter as is reasonably practicable.

Great American Advisors, Inc
By:	/s/ James L. Henderson
James L. Henderson, President